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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Harold’s Stores, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
413353103
(CUSIP Number)
Robert J. Pile
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, GA 30309
(404) 853-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: Ronald de Waal

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,361,830

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

13,502,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,361,830

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

79.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: Inter-Him N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands Antilles

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,361,830

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

13,502,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,361,830

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

79.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: Ronhow, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Georgia

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,240,669

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

4,240,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,240,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: W. Howard Lester

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,361,830

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,023,486

WITH	10	SHARED DISPOSITIVE POWER:

4,240,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,361,830

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

79.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 12 to Schedule 13D (this “Amendment No. 11”) relates to the Schedule 13D originally filed on January 31, 1994 on behalf of Inter-Him N.V., a Netherlands Antilles corporation (“Inter-Him”), Ronhow LLC, a Georgia limited liability company (“Ronhow”), Ronald De Waal, and W. Howard Lester (collectively, the “Reporting Persons”) with regard to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.01 per share (the “Common Stock”), of Harold’s Stores, Inc., an Oklahoma corporation (the “Company”), as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995, Amendment No. 3 thereto filed on March 27, 2000, Amendment No. 4 thereto filed on October 27, 2000, Amendment No. 5 thereto filed on January 30, 2001, Amendment No. 6 thereto filed on March 21, 2001, Amendment No. 7 thereto filed on May 10, 2001, Amendment No. 8 thereto filed on August 31, 2001, Amendment No. 9 thereto filed on October 24, 2002, Amendment No. 10 thereto filed on February 28, 2003, and Amendment No. 11 thereto filed on June 2, 2003 (as so amended, the “Schedule 13D”). This Amendment No. 12 is being filed pursuant to Rules 13d-1(k)(1), 13d-1(k)(2) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report:
•	the acquisition, on January 24, 2006, by Ronhow of an option to acquire up to 30,000 shares of the Company’s Series 2006-A Preferred Stock, par value $0.01 per share (the “2006 Preferred Stock”) and the corresponding addition of Ronhow as a Reporting Person;

•	the exercisability, as of October 31, 2005, of an option for Ronhow to acquire up to 20,000 shares of the Company’s Series 2003-A Preferred Stock, par value $0.01 per share (the “2003 Preferred Stock”);

•	the addition of Ronhow as a Reporting Person;

•	the removal from the Group (as defined herein) of Michael T. Casey and the H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust (the “H. Rainey Powell Trust”) upon the termination of that certain Right of First Refusal Agreement dated as of February 28, 2001, as amended; and

•	certain other changes reflected herein.
     Information about any person other than the Reporting Persons has been provided to the extent known by the Reporting Persons or is based upon statements made in filings with the Securities and Exchange Commission and has not been independently verified. The Reporting Persons make no representations as to the accuracy, truthfulness or completeness of such other information contained herein.
Item 1. Security and Issuer.
     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this Amendment No. 12.
Item 2. Identity and Background.
     Item 2 is hereby amended and supplemented as follows:
Ronhow, LLC
     Ronhow is a Georgia limited liability company. Ronhow is principally engaged in the business of investing in other businesses. Ronhow’s business address is 3290 Northside Parkway, Suite 225, Atlanta, Georgia 30327. Ronhow’s members are W. Howard Lester and Ronus, Inc., a Georgia corporation (“Ronus”). Mr. Lester’s business address is 3250 Van Ness Avenue, San Francisco, California 94109.

His present principal occupation is Chairman of the Board of Williams-Sonoma, Inc., a specialty retailer of home products, the principal business address of which is 3250 Van Ness Avenue, San Francisco, California 94109. Mr. Lester is a citizen of the United States. Ronus is a private investment firm and its business address of Ronus is a 3290 Northside Parkway, Suite 225, Atlanta, Georgia 30327. Ronus’ directors and executive officers, and their addresses, principal occupations, and countries of citizenship, are as follows:

Name	Business Address	Principal Occupation	Citizenship

Ronald De Waal	“Ertbrugge,” Ertbruggestraat 136, BE-2110 Wijnegem, Belgium	Chairman of De Waal International Management N.V. (management company of the Inter-Him group’s United States subsidiaries and another group under common control) (also serves as director/officer of other companies in the Inter-Him group)	Netherlands

Robert L. Anderson	3290 Northside Parkway, Suite 225, Atlanta, Georgia 30327	President, Ronus, Inc.	United States
There are no other controlling persons of Ronhow.
Inter-Him N.V.
     Inter-Him is a corporation organized under the laws of the Netherlands Antilles. The principal address of Inter-Him is Prof. Kernkampweg 8a (Post Office Box 3361), Curacao, Netherlands Antilles. Inter-Him is a holding company for various real estate investments and operations, and other investments. Inter-Him also invests in stocks, bonds, options and other instruments.
     The following table sets forth certain information as to the managing directors of Inter-Him, including their business addresses, principal business occupations, and countries of citizenship. The corporate laws of the Netherlands Antilles do not distinguish between directors and executive officers of a corporation; therefore, the persons described in the following table are all of the persons equivalent to the directors and executive officers of Inter-Him. There are no other controlling persons of Inter-Him.

Name of Managing	Residence or Business	Present Principal Occupation
Director	Address	or Employment	Citizenship

Ronald de Waal	“Ertbrugge" Ertbruggestraat 136 BE-2110 Wijnegem, Belgium	Managing Director; Chairman of De Waal International Management N.V. (management company of the Inter-Him group’s United States subsidiaries and another group under common control) (also serves as director/officer of other companies in the Inter-Him group)	Netherlands

Victor Hoogstraal	Inter-Him N.V. Switzerland Representative Office 16, Im Langacker CH-5401 Baden-(Dattwil), Switzerland	Managing Director; Managing Director — Inter-Him’s Netherlands Antilles subsidiaries (also serves as director/officer of other companies in the Inter-Him group and in a group under common control)	Netherlands

Frederik Hendrik Breedijk	Inter-Him N.V. Prof. Kernkampweg 8a P. O. Box 3361 Curacao, Netherlands Antilles	Managing Director; Self-Employed Consulting and Financial Services; Managing Director — Inter-Him’s Netherlands Antilles subsidiary; President — Court of Audit of the Netherlands Antilles	Netherlands
Ronald de Waal
     Mr. de Waal’s business address is “Ertbrugge,” Ertbruggestraat 136, BE-2110 Wijnegem, Belgium. Mr. de Waal’s present principal occupation is described above. Mr. de Waal is a citizen of the Netherlands.
W. Howard Lester
     Mr. Lester’s business address is 3250 Van Ness Avenue, San Francisco, California 94109. Mr. Lester’s present principal occupation is Chairman of the Board of Williams-Sonoma, Inc., a specialty retailer of home products, the principal business address of which is 3250 Van Ness Avenue, San Francisco, California 94109. Mr. Lester is a citizen of the United States.

Potential Section 13(d) Group
     Pursuant to that certain Voting Agreement dated February 29, 2001, as amended, Inter-Him and Mr. Lester are required to vote all of their respective shares of capital stock of the Company, whether now held or hereafter acquired, to elect one individual selected by Rebecca Powell Casey for so long as Ms. Casey and certain other persons who are officers, directors and/or beneficial owners of Common Stock (in their individual capacities and/or, in certain cases, as custodians for minor children or as trustees of certain trusts) (collectively, the “Family Shareholders”) or their lineal descendants own at least 10% of the Common Stock, assuming conversion in full of all shares of Amended Series 2001-A Preferred Stock, par value $0.01 per share (the “New 2001 Preferred Stock”), the Company’s Series 2002-A Preferred Stock, par value $0.01 per share (the “2002 Preferred Stock”), and the Company’s Series 2003-A Preferred Stock, par value $0.01 per share (the “2003 Preferred Stock,” and together with the New 2001 Preferred Stock, the 2002 Preferred Stock, and the 2006 Preferred Stock (as defined herein) the “Preferred Stock”). As a result of the Voting Agreement, it is possible that Inter-Him, Mr. de Waal, Mr. Lester and Ms. Casey, (collectively, the “Group”) may be deemed to be a “group,” as such term is defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For these reasons, the Reporting Persons are reporting the beneficial ownership of Ms. Casey.
     Pursuant to a Right of First Refusal Agreement dated February 28, 2001, as amended, certain holders of the Company’s capital stock had a right of first refusal with respect to certain transfers of the Company’s capital stock. The Right of First Refusal Agreement terminated pursuant to its terms as of the day following the Company’s 2003 Annual Meeting of Shareholders. As a result of the termination of the Right of First Refusal Agreement, the Reporting Persons believe that Michael T. Casey and the H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust (collectively, the “Former Group Members”), which had previously been included in the Group, should no longer be deemed to be members of the Group; therefore, information regarding the beneficial ownership of the Former Group Members has been omitted from the Schedule 13D.
     To the extent known by the Reporting Persons, information with respect to Ms. Casey is set forth below:

Name of Group	Residence or	Present Principal Occupation	Citizenship or Place
Member	Business Address	or Employment	of Organization

Rebecca Powell Casey	3835 Shenandoah Dallas, TX 75205	Director of the Company	United States
     To the knowledge of the Reporting Persons, none of (i) the members of the Group, (ii) the managing directors of Inter-Him, (iii) the members of Ronhow, nor (iv) the directors or officers of Ronus have been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of the Reporting Persons, none of (i) the members of the Group, (ii) the managing directors of Inter-Him, (iii) the members of Ronhow, nor (iv) the directors or officers of Ronus have been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented by adding the following:
     On April 29, 2004, the Company entered into an amendment to its existing credit facility with Wells Fargo Retail Finance II, LLC (“WFRF”) which, among other things, provided for an increase of $2 million in the Company’s borrowing availability under the facility. This increase was based upon a $2 million increase (the “2004 Participation”) in the preexisting participation interest in the facility by Ronhow pursuant to an Amended and Restated Participation Agreement, dated April 29, 2004, between WFRF and Ronhow.
     In consideration for Ronhow’s agreement to fund the Company’s additional $2 million in borrowing capacity under the credit facility, the Company granted to Ronhow an option to convert all or any portion of the 2004 Participation not repaid by October 31, 2005 into up to 20,000 shares of authorized but unissued 2003 Preferred Stock. As of October 31, 2005, the entire $2 million of the 2004 Participation remained outstanding and this option became exercisable. The shares of 2003 Preferred Stock issuable upon exercise of such option would be convertible into shares of Common Stock at a price of $2.524 per share, which was the 20-day average closing price of the Common Stock for the period ending immediately prior to the closing of the amendment to the credit facility. If Ronhow were to exercise this option in full and convert all 20,000 shares of 2003 Preferred Stock issued upon exercise of the option, it would receive 792,393 shares of Common Stock.
     On January 24, 2006, the Company entered into another amendment to its existing credit facility with WFRF which, among other things, provided for an increase of $3 million in the Company’s borrowing availability under the facility. This increase was based upon a $3 million increase (the “2006 Participation”) in the preexisting participation interest in the facility by Ronhow pursuant to a Second Amended and Restated Participation Agreement, dated January 24, 2006, between WFRF and Ronhow.
     In consideration for Ronhow’s agreement to fund the Company’s additional $3 million in borrowing capacity under the credit facility, the Company granted to Ronhow an option to convert all or any portion of the 2006 Participation into up to 30,000 shares of a new series of authorized but unissued preferred stock, designated Series 2006-A Preferred Stock (the “2006 Preferred Stock”). This option will become exercisable upon approval of the conversion feature by the Company’s shareholders at its 2006 annual meeting of shareholders. The shares of 2006 Preferred Stock issuable upon exercise of such option would be convertible into shares of Common Stock at a price of $0.87 per share, which was the 20-day average closing price of the Common Stock for the period ending immediately prior to the closing of the amendment to the credit facility. If Ronhow were to exercise this option in full and convert all 30,000 shares of 2003 Preferred Stock issued upon exercise of the option, it would receive 3,448,276 shares of the Common Stock.
     Under the terms of the amended credit facility and the Second Amended and Restated Participation Agreement, WFRF continues to serve as the lending agent for the Company under the credit facility, and the principal covenants and conditions imposed upon the Company pursuant to the credit facility agreement have not materially changed. Ronhow’s right to repayment of any advances under the credit facility that are attributable to its participation is generally subordinate to the repayment rights of the other credit facility lenders. However, the Company may repay these advances provided it meets certain specified financial conditions. Additionally, the company is obligated to pay an additional 4% per annum on the outstanding amount of the 2004 Participation (commencing March 1, 2006) and on the outstanding amount of the 2006 Participation (commencing upon closing of the 2006 Participation).

     Ronhow obtained the funds used to fund the 2004 Participation and the 2006 Participation from its Ronus and Mr. Lester, Ronhow’s members, who obtained the funds from working capital and personal funds, respectively.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented by adding the following:
     The purpose of the 2004 Participation and the 2006 Participation was to provide additional availability to the Company under its credit facility for capital expenditures and working capital purposes. All of the shares of capital stock of the Company beneficially owned by the Reporting Persons are held for investment purposes.
     Other than as may have resulted from the consummation of the 2004 Participation and the 2006 Participation, or as otherwise set forth herein, none of the Reporting Persons have any current plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential exercise of the options in connection with the 2004 Participation and 2006 Participation; (ii) through the conversion of shares of Preferred Stock; (iii) the receipt of additional shares of Preferred Stock as dividends thereupon; (iv) the potential exercise by the Reporting Persons of preemptive rights granted pursuant to the terms of the Preferred Stock in connection with certain issuances by the Company of its securities, and (v) such other transactions that may be contemplated by the terms of the Preferred Stock, the Voting Agreement or the Investor Rights Agreement; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, other than the Reporting Persons’ right to appoint a member or members of the Company’s Board of Directors or to exercise such other voting rights pursuant to the terms of the Preferred Stock and the Voting Agreement; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(v) above, and (ii) otherwise pursuant to the terms of the Preferred Stock; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) causing the Common Stock to be delisted from the American Stock Exchange; (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.
     Other than as set forth above, the Reporting Persons have no knowledge of whether Ms. Casey (or any other person to which the disclosure required by Item 4 would be required) have any plans or proposals that relate to or would result in any of the events described in items (a) through (j) above.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and restated in full as follows:
     (a) and (b) The percentages set forth below and on pages 2 through 5 hereof are based on 6,223,508 shares of Common Stock outstanding, as disclosed in the Company’s Form 10-Q for the quarter ended October 29, 2005, as filed with the Securities and Exchange Commission on December 13, 2005, and, pursuant to Rule 13d-3(d)(1)(i):

•	59,589 additional shares of Common Stock issuable to Ms. Casey and 40,438 additional shares of Common Stock issuable to Mr. Lester upon the exercise of currently exercisable stock options;

•	8,337,571 additional shares of Common Stock issuable to Inter-Him and 2,975,212 additional shares of Common Stock issuable to Mr. Lester upon conversion of Preferred Stock; and

•	4,240,669 additional shares of Common Stock issuable to Ronhow upon exercise of options in connection with the 2004 Participation and 2006 Participation and conversion of the Preferred Stock issuable upon exercise of such options, as described in Item 3 above.
     Statements with respect to each member of the Group other than the Reporting Persons (including statements with respect to the Reporting Persons that may be derived from or based upon such information) have been provided to the Reporting Persons by such Group members or are based upon statements made in filings with the Securities and Exchange Commission, and therefore the accuracy, truthfulness or completeness of such statements have not been independently verified by the Reporting Persons. The Group may be deemed to share beneficial ownership of 17,361,200 shares of Common Stock, or approximately 79.4% of the outstanding Common Stock. Information required by Items 5(a) and (b) with respect to the share ownership of each member of the Group is provided below.
     Inter-Him N.V. and Ronald de Waal. Each of Inter-Him and Mr. de Waal beneficially owns (a) 923,819 shares of Common Stock directly; (b) 4,323,474 shares of Common Stock that may be received pursuant to the conversion in full of the New 2001 Preferred Stock held by Inter-Him; (c) 646,328 shares of Common Stock that may be received pursuant to the conversion in full of the 2002 Preferred Stock held by Inter-Him; and (d) 3,367,769 shares of Common Stock that may be received pursuant to the conversion in full of the 2003 Preferred Stock held by Inter-Him. Mr. de Waal may be deemed to beneficially own all such shares through his control over Inter-Him. Inter-Him and Mr. de Waal share investment power over all such shares with each other, but not with the other members of the Group. Through his indirect interest in Ronhow, Mr. de Waal may be deemed to beneficially own 4,240,669 shares of Common Stock issuable to Ronhow upon exercise of options in connection with the 2004 Participation and 2006 Participation and conversion of the Preferred Stock issuable upon such exercise, and Mr. de Waal shares voting and investment power over such shares. Each of Inter-Him and Mr. de Waal may also be deemed to beneficially own an additional 3,859,771 shares of Common Stock indirectly through the other members of the Group. Each of Inter-Him and Mr. de Waal disclaim beneficial ownership over such shares held by other members of the Group.
     With respect to all such shares, Inter-Him and Mr. de Waal share voting power with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement.
     Ronhow, LLC. Ronhow beneficially owns 4,240,669 shares of Common Stock issuable to Ronhow upon exercise of options in connection with the 2004 Participation and 2006 Participation and conversion of the Preferred Stock issuable upon such exercise. Messrs. de Waal and Lester share voting and investment power over such shares. Voting power over all such shares is shared with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement.

     W. Howard Lester. Mr. Lester beneficially owns (a) 7,836 shares of Common Stock directly; (b) 822,777 shares of Common Stock that may be received pursuant to the conversion in full of the New 2001 Preferred Stock held by him; (c) 874,693 shares of Common Stock that may be received pursuant to the conversion in full of the 2002 Preferred Stock held by him; (d) 1,277,742 shares of Common Stock that may be received pursuant to the conversion in full of the 2003 Preferred Stock held by him; and (e) 40,438 shares of Common Stock directly that may be received pursuant to the exercise of currently exercisable stock options. Mr. Lester has sole investment power over all such shares. Through his membership interest in Ronhow, Mr. Lester may be deemed to beneficially own 4,240,669 shares of Common Stock issuable to Ronhow upon exercise of options in connection with the 2004 Participation and 2006 Participation and conversion of the Preferred Stock issuable upon such exercise, and Mr. Lester shares voting and investment power over such shares. Mr. Lester may also be deemed to beneficially own an additional 10,097,675 shares of Common Stock indirectly through the other members of the group. Mr. Lester disclaims beneficial ownership over such shares held by other members of the Group.
     With respect to all such shares, Mr. Lester shares voting power with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement.
     Rebecca Powell Casey. Ms. Casey beneficially owns (a) 670,942 shares of Common Stock directly; (b) 105,123 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; and (c) 59,589 shares of Common Stock directly that may be received pursuant to the exercise of currently exercisable stock options. Not included in Ms. Casey’s beneficial ownership information are 391,772 shares of Common Stock that are beneficially owned by her husband, Michael T. Casey, and, based upon filings with the Securities and Exchange Commission, the Reporting Persons believe that Ms. Casey has disclaimed beneficial ownership of such shares. Ms. Casey may also be deemed to beneficially own an additional 16,526,176 shares of Common Stock indirectly through the other members of the Group. Based upon filings with the Securities and Exchange Commission, the Reporting Persons believe that Ms. Casey has disclaimed beneficial ownership of such shares held by other members of the Group.
     With respect to all such shares, Ms. Casey shares voting power with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement.
     (c) Other than as reported herein, there have been no transactions by any of the Reporting Persons in Common Stock during the past sixty days, except that on February 1, 2006, Mr. Lester received a quarterly dividend of 1,358 shares of New 2001 Preferred Stock with respect to shares of New 2001 Preferred Stock owned by him.
     To the knowledge of the Reporting Persons, no other member of the Group has effected any transactions in Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as may be described in response to Item 2, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.
Item 7. Material to be filed as Exhibits.

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 11 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated March 23, 2006 by and among each of the Reporting Persons.

EXHIBIT B	Amended and Restated Voting Agreement, dated May 2, 2003, by and among the Company, each of the Reporting Persons, certain of the Former Group Members, and certain of the Family Shareholders. (1)

EXHIBIT C	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (2)

EXHIBIT D	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members. (3)

EXHIBIT E	Second Amendment to Investor Rights Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (5)

EXHIBIT F	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (2)

EXHIBIT G	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons and the Former Group Members. (3)

EXHIBIT H	Series 2003-A Preferred Stock Purchase Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (5)

EXHIBIT I	Second Amended and Restated Participation Agreement dated as of January 24, 2006, by and between Wells Fargo Retail Finance II, LLC and Ronhow, LLC. (6)

EXHIBIT J	Option Agreement dated April 30, 2004, by and between Ronhow, LLC and Harold’s Stores, Inc. (7)

EXHIBIT K	Amendment No. 1 to Option Agreement dated January 24, 2006, by and between Ronhow, LLC and Harold’s Stores, Inc. (6)

EXHIBIT L	Option Agreement dated January 24, 2006, by and between Ronhow, LLC and Harold’s Stores, Inc. (6)

EXHIBIT M	Certificate of Designation of the Amended Series 2001-A Preferred Stock of the Company. (3) (5)

EXHIBIT N	Certificate of Designation of the Series 2002-A Preferred Stock of the Company. (3)

EXHIBIT O	Certificate of Designation of the Series 2003-A Preferred Stock of the Company. (5)

EXHIBIT P	Certificate of Designation of the Series 2006-A Preferred Stock of the Company. (6)

EXHIBIT Q	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (4)

(1)	Filed with Amendment No. 11 to this Schedule 13D, as filed with the Securities and Exchange Commission on June 2, 2003, and incorporated by reference herein.

(2)	Filed with Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001, and incorporated by reference herein.

(3)	Filed with the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002, and incorporated by reference herein.

(4)	Filed with Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001, and incorporated by reference herein.

(5)	Filed with the Company’s Form 8-K dated February 4, 2003, as filed with the Securities and Exchange Commission on February 13, 2003, and incorporated by reference herein.

(6)	Filed with the Company’s Form 8-K dated January 24, 2006, as filed with the Securities and Exchange Commission on January 26, 2006, and incorporated by reference herein.

(7)	Filed with the Company’s Form 10-K for the period ended January 31, 2004, as filed with the Securities and Exchange Commission on April 30, 2004, and incorporated by reference herein.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006	Inter-Him N.V.

	By:	/s/ Victor Hoogstraal

Victor Hoogstraal
Managing Director

Ronhow, LLC

	By:	Ronus, Inc, a Georgia corporation

		By:	/s/ Robert L. Anderson

Robert L. Anderson
President

/s/ Ronald de Waal

Ronald de Waal

/s/ W. Howard Lester

W. Howard Lester

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 11 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated March 23, 2006 by and among each of the Reporting Persons.

EXHIBIT B	Amended and Restated Voting Agreement, dated May 2, 2003, by and among the Company, each of the Reporting Persons, certain of the Former Group Members, and certain of the Family Shareholders. (1)

EXHIBIT C	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (2)

EXHIBIT D	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members. (3)

EXHIBIT E	Second Amendment to Investor Rights Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (5)

EXHIBIT F	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (2)

EXHIBIT G	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons and the Former Group Members. (3)

EXHIBIT H	Series 2003-A Preferred Stock Purchase Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (5)

EXHIBIT I	Second Amended and Restated Participation Agreement dated as of January 24, 2006, by and between Wells Fargo Retail Finance II, LLC and Ronhow, LLC. (6)

EXHIBIT J	Option Agreement dated April 30, 2004, by and between Ronhow, LLC and Harold’s Stores, Inc. (7)

EXHIBIT K	Amendment No. 1 to Option Agreement dated January 24, 2006, by and between Ronhow, LLC and Harold’s Stores, Inc. (6)

EXHIBIT L	Option Agreement dated January 24, 2006, by and between Ronhow, LLC and Harold’s Stores, Inc. (6)

EXHIBIT M	Certificate of Designation of the Amended Series 2001-A Preferred Stock of the Company. (3) (5)

EXHIBIT N	Certificate of Designation of the Series 2002-A Preferred Stock of the Company. (3)

EXHIBIT O	Certificate of Designation of the Series 2003-A Preferred Stock of the Company. (5)

EXHIBIT P	Certificate of Designation of the Series 2006-A Preferred Stock of the Company. (6)

EXHIBIT Q	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (4)

(1)	Filed with Amendment No. 11 to this Schedule 13D, as filed with the Securities and Exchange Commission on June 2, 2003, and incorporated by reference herein.

(2)	Filed with Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001, and incorporated by reference herein.

(3)	Filed with the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002, and incorporated by reference herein.

(4)	Filed with Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001, and incorporated by reference herein.

(5)	Filed with the Company’s Form 8-K dated February 4, 2003, as filed with the Securities and Exchange Commission on February 13, 2003, and incorporated by reference herein.

(6)	Filed with the Company’s Form 8-K dated January 24, 2006, as filed with the Securities and Exchange Commission on January 26, 2006, and incorporated by reference herein.

(7)	Filed with the Company’s Form 10-K for the period ended January 31, 2004, as filed with the Securities and Exchange Commission on April 30, 2004, and incorporated by reference herein.

EXHIBIT A
AGREEMENT
Pursuant to Securities Exchange Act
Rule 13d-1(k)(1)(iii)
     The undersigned hereby agree that Amendment No. 11 to the Schedule 13D, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.
     DULY EXECUTED this 23rd day of March, 2006.

Inter-Him N.V.

By:	/s/ Victor Hoogstraal

Victor Hoogstraal
Managing Director

Ronhow, LLC

	By:	Ronus, Inc, a Georgia corporation

		By:	/s/ Robert L. Anderson

Robert L. Anderson
President

/s/Ronald de Waal

Ronald de Waal

/s/W. Howard Lester

W. Howard Lester